EXHIBIT A

FUNDS COVERED BY THE
AMENDED AND RESTATED SHAREHOLDER SERVICES AGREEMENT

Name of Fund	Annual Service Fee Rate
City National Rochdale Government Money Market Fund	0.25%
City National Rochdale Municipal High Income Fund	0.25%
City National Rochdale Fixed Income Opportunities Fund	0.25%
City National Rochdale U.S. Core Equity Fund	0.25%

Dated as of April 2, 2025